Exhibit 12

For Immediate Release

UNILENS ACQUIRES TORIC BIFOCAL BUSINESS FROM

THE LIFESTYLE COMPANY

LARGO, Florida (February 17, 2004) – Unilens Vision Inc. (TSX Venture Exchange: UVI), which through its subsidiary, Unilens Corp., USA, develops, manufactures, distributes and markets specialty contact lenses, today announced the acquisition of all soft lens vialed bifocal products from The Lifestyle Company Inc.

Under the terms of the agreement, Unilens will pay The Lifestyle Company Inc. $75,000 plus a royalty ranging from 5% to 8% on all future sales of acquired products over the next 2 to 5 years for selected fixed assets, regulatory approvals, and various other assets. Unilens will manufacture the product lines at its Largo, Florida headquarters and manufacturing facility. The products acquired include a soft bifocal toric contact lens that is marketed worldwide under the LifeStyle MVt™ trade name, along with certain other bifocal lens designs sold under the Xtra™ and 4vue™ trade names.

“We are excited about the acquisition of the Lifestyle MVt™ soft toric bifocal product line, which rounds out our specialty contact lens portfolio,” stated A.W. Vitale, Chief Executive Officer of Unilens Vision Inc. “The soft toric bifocal line addresses the market for patients with astigmatism that require bifocal correction. This market is growing rapidly as more contact-wearing ‘baby-boomers’ over the age of 40 develop presbyopia, a condition where the lens of the eye begins losing elasticity, causing near vision to become increasingly blurry.”

About Unilens Vision Inc.

Established in 1989, Unilens Vision Inc. (“Unilens”), through its wholly owned subsidiary Unilens Corp., USA, develops, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com.

Unilens Vision Inc. is headquartered in Vancouver, Canada, and its operating headquarters is located in Largo, Florida. The Company’s common stock is listed on the TSX Venture Exchange under the symbol “UVI”.

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the TSX Venture Exchange.

Note: The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

or

RJ Falkner & Company, Inc., Investor Relations Counsel, at (800) 377-9893 or via email at

info@rjfalkner.com.